January 10, 2007

Room 4561

Mr. Marc Benioff
Chairman of the Board of Directors
and Chief Executive Officer
Salesforce.com, Inc.
The Landmark @ One Market
Suite 300
San Francisco, CA 94105

> **Re:** **Salesforce.com, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2006**
> **Filed March 15, 2006**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2006**
> **Filed August 18, 2006**
> **Form 8-K Filed August 16, 2006**
> **File No. 001-32224**

Dear Mr. Benioff:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief